Free Writing Prospectus

Filed Pursuant to Rule 433

relating to the

Preliminary Prospectus Supplement

dated December 4, 2014 and

Prospectus dated November 20, 2013

Registration Number: 333-192447

December 4, 2014

Pricing Term Sheet

$300,000,000 5.250% Senior Notes due 2020 (the “Notes”)

Issuer:	The ADT Corporation (“ADT”)

Security:	5.250% Senior Notes due 2020

Offering Format:	SEC Registered

Size:	$300,000,000

Maturity:	March 15, 2020

Coupon:	5.250%

Price to Public:	100% of face amount

Yield to Maturity:	5.252%

Spread to Benchmark Treasury:	+362 bps

Benchmark Treasury:	1.25% UST due February 29, 2020

Gross Underwriting Discount:	1.125%

Net Proceeds to Issuer Before Expenses:	$296,625,000

Interest Payment Dates:	March 15 and September 15, commencing on March 15, 2015

Optional Redemption (Make-Whole Call):	Treasury + 50 bps

Purchase of Notes Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	December 4, 2014

Settlement Date:	December 18, 2014 (T +10)

CUSIP:	00101J AM8

ISIN:	US00101JAM80

Denominations:	$2,000 x $1,000

Bookrunners:	J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Co-managers:	BNY Mellon Capital Markets, LLC

The Williams Capital Group, L.P.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling J.P. Morgan toll-free at 866-803-9204.